SECUR 15048834 ISSION

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SEC FILE NUMBER
8 -49059

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2014 AND ENDING DECEMBER 31, 2014

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

CAMBRIDGE INTERNATIONAL PARTNERS, LLC. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

780 Third Ave

New York,	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN H. TEMPLE, PRESIDENT **212-826-8292**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN,CPAsLLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2015
05 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, *JOHN H. TEMPLE*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *CAMBRIDGE INTERNATIONAL PARTNERS, LLC. as of Dec 31, 2014*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ______________________
Signature

President
Title

X ______________________
Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CAMBRIDGE INTERNATIONAL PARTNERS, LLC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

CAMBRIDGE INTERNATIONAL PARTNERS LLC
(FORMERLY CAMBRIDGE INTERNATIONAL PARTNERS, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	550,766
Accounts receivable		8,378
Fixed assets, net of accumulated depreciation and amortization of $3,799 (Note 2(d))		26,495
Prepaid taxes		6,013
Other assets		25,139
Total assets	$	616,791

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	189,517
Total liabilities		189,517
Commitments and Contingencies (Note 5)		
Members' equity (Notes 6 & 7)		
Members' Equity		427,274
Total liabilities and members' equity	$	616,791

CAMBRIDGE INTERNATIONAL PARTNERS LLC
(FORMERLY CAMBRIDGE INTERNATIONAL PARTNERS, INC.)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED 2014

Note 1 - Nature of Business

Cambridge International Partners LLC (the "Company"), a Delaware limited liability corporation, was formed to succeed, as of January 1, 2014, to all the assets and liabilities of Cambridge International Partners, Inc. The Company is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company earns consulting and advisory fees from investment banking services, providing merger and acquisition, financial advisory and general corporate consulting services to companies.

On January 1, 2014, all of the assets and liabilities of Cambridge International Partners, Inc. (the "Predecessor") were transferred to Cambridge International Partners LLC, and the Predecessor was dissolved.

Note 2 - Summary of Significant Accounting Policies

a) ***Revenue Recognition***
The Company recognizes revenue from success fees upon completion of the transactions and advisory fees over the life of the underlying agreement at the time work is performed and services are rendered.

b) ***Income Taxes***
The Company does not pay federal or state corporate income taxes on its taxable income. Instead, the members are liable for individual income taxes on their respective share of the Company's taxable income. The Company does pay New York City unincorporated business tax.

c) ***Cash and Cash Equivalents***
The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) ***Equipment***
Equipment is carried at cost and is depreciated on a straight line basis over its useful life of 5-7 years.

e) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f) ***Subsequent Events***
The Company has evaluated events and transactions that occurred between December 31, 2014 and January 30, 2015, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3 - Profit Sharing Plan

The Company is a sponsor of a defined contribution profit sharing plan for its eligible employees. Contributions to the plan, if any, are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time.

The Company's liability to the plan for the year ended December 31, 2014, was $116,900.

Note 4- Property, Equipment and Leasehold Improvements

Major classifications of property and equipment, as of December 31, 2014, are summarized as follows:

Furniture and equipment	$ 21,634
	21,634
Less: Accumulated depreciation	(3,799)
	17,835
Artwork carried at cost, and, not depreciated	8,660
	$ 26,495

Note 5- Commitments and Contingencies

The Company leases office space pursuant to a lease agreement expiring February 28, 2020. Rental payments plus escalation for real estate taxes, are payable monthly. The Company's minimum rental commitments over the next six years are as follows:

Year	Amount
2015	$108,164
2016	$132,900
2017	$132,900
2018	$132,900
2019	$132,900
2020	$ 44,300

Note 6 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2014, the Company had net capital of $361,250 which was $348,616 in excess of its required net capital of $12,635. The Company's net capital ratio was 52.5%.

Note 7 - Members' Equity

The Company has two classes of members' equity, Capital Interests and Profits Interests. Net profits or losses are allocated among the members in accordance with their respective participating percentages. The amount of any gain or loss realized in connection with the sale of all or substantially all of the business shall be allocated and distributed among the members in accordance with their respective Participating Percentages provided, however, that a Profits Interest member shall not be allocated any portion of the sale proceeds attributable to fair market value of the Company's business as of the date of that member's admission as a member of the Company.

A copy of the Firm's Statement of Financial Condition as of December 31, 2014, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Cambridge International Partners LLC.
780 Third Avenue – 7th Floor
New York, NY 10017

We have audited the accompanying statement of financial condition of Cambridge International Partners LLC.(the Company) as of **December 31, 2014**. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cambridge International Partners LLC. as of **December 31, 2014** in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
January 30, 2015